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MAR 0 4 2014
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Planning Services, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 6th Avenue West
(No. and Street)

East Northport (City) New York (State) 11731 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Katz (631) 261-7495
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caminiti & Cogliati, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

350 Motor Parkway, Suite 110, (Address) Hauppauge (City) New York (State) 11788 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Arnold Katz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Planning Services, Corp., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

2/25/14.

Notary Public

RENU BINDRA
Notary Public, State of New York
No. 01BI6119090
Qualified in Suffolk County
Commission Expires Nov. 22, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMINITI & COGLIATI, CPAs, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
350 Motor Parkway · Suite 110 · Hauppauge, NY 11788-5101 · (631) 952-2300 · Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

Independent Auditors' Report

To the Stockholder of
Investors Planning Services, Corp.

Report on the Financial Statements

We have audited the accompanying financial statements of Investors Planning Services, Corp., which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income and comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Planning Services, Corp. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary information schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Caminiti & Cogliati, CPAs, LLP

Caminiti & Cogliati, CPAs, LLP

Hauppauge, New York
February 5, 2014

INVESTORS PLANNING SERVICES, CORP.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

	2013	2012
Assets		
Current assets:		
Cash and cash equivalents	$ 7,800	$ 5,894
Accounts receivable (Note 2)	4,464	4,956
Prepaid expenses	740	1,623
Total current assets	13,004	12,473
Other assets:		
Investments (Note 3)	31,711	37,769
Total assets	$ 44,715	$ 50,242
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 5,852	$ 6,180
Payroll taxes payable	75	311
Total liabilities	5,927	6,491
Stockholders' equity:		
Common stock, no par value, 200 shares authorized, issued and outstanding	10,000	10,000
Additional paid-in capital	5,405	5,405
Retained earnings	28,503	27,408
Accumulated other comprehensive gain (loss)		
Unrealized gain (loss) on investment	(5,120)	938
Total stockholders' equity	38,788	43,751
Total liabilities and stockholders' equity	$ 44,715	$ 50,242

See accompanying independent auditors' report
and notes to financial statements.

INVESTORS PLANNING SERVICES CORP.
INCOME STATEMENTS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Revenues:		
Commissions and fee income	$ 56,237	$ 59,958
Dividend income	2,108	2,222
Other income	-	15
Total revenues	58,345	62,195
Expenses:		
Commissions	32,908	39,500
Officer's salary	6,405	6,359
Rent expense	6,000	6,000
Fees and dues	3,932	3,067
Professional fees	2,912	2,912
Insurance	2,070	1,135
Pension expense	1,200	850
Travel expense	840	830
Payroll taxes	497	662
Office expense	229	207
Continuing education	174	-
Postage expense	58	56
Total expenses	57,225	61,578
Operating income	1,120	617
Other expense:		
Loss on sale of securities	-	(9)
Total other expense	-	(9)
Income before provision for income taxes	1,120	608
NYS franchise tax	25	25
Net income	1,095	583
Other comprehensive income (loss):		
Unrealized gain (loss) on investment	(6,058)	2,401
Total other comprehensive income (loss)	(6,058)	2,401
Comprehensive income (loss)	$ (4,963)	$ 2,984

See accompanying independent auditors' report
and notes to financial statements.

INVESTORS PLANNING SERVICES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Gain (Loss)	Total
Balance, December 31, 2011	$ 10,000	$ 5,405	$ 26,825	$ (1,463)	$ 40,767
Net income	-	-	583	-	583
Other comprehensive income	-	-	-	2,401	2,401
Balance, December 31, 2012	$ 10,000	$ 5,405	$ 27,408	$ 938	$ 43,751
Net income	-	-	1,095	-	1,095
Other comprehensive loss	-	-	-	(6,058)	(6,058)
Balance, December 31, 2013	$ 10,000	$ 5,405	$ 28,503	$ (5,120)	$ 38,788

See accompanying independent auditors' report
and notes to financial statements.

INVESTORS PLANNING SERVICES, CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash flows from operating activities:		
Net income	$ 1,095	$ 583
Adjustments to reconcile net income to cash flow provided by operating activities:		
Loss on sale of securities	-	9
Changes in:		
Accounts receivable	492	184
Prepaid expenses	883	(60)
Accounts payable and accrued expenses	(328)	612
Payroll taxes payable	(236)	12
Net cash provided by operating activities	1,906	1,340
Cash flows from investing activities:		
Proceeds from sale of investments	-	2,500
Net cash provided by investing activities	-	2,500
Net increase in cash and cash equivalents	1,906	3,840
Cash and cash equivalents, *beginning of year*	5,894	2,054
Cash and cash equivalents, *end of year*	$ 7,800	$ 5,894
Supplemental disclosures of cash flow information:		
Taxes paid	$ 25	$ 25
Interest paid	$ -	$ -

See accompanying independent auditors' report
and notes to financial statements.

1. Summary of significant accounting policies

Nature of business

Investors Planning Services, Corp. ("the Company") is a corporation organized under the laws of the State of New York on December 13, 2000, doing business as a broker and dealer in securities registered under the Securities Exchange Act of 1934 and as a member of the Financial Industry Regulatory Authority.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition

Securities transactions and the related revenues and expenses are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Cash equivalents

For purposes of the statements of financial condition and statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash balances in bank checking accounts, which have not exceeded federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

Accounts receivable

The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established. If amounts become doubtful as to collections, an allowance will be established at that time.

1. Summary of significant accounting policies (continued)

Income taxes

The Company elected "small business corporation" (S Corporation) status for federal and state tax purposes. An S Corporation is in effect a conduit for its consenting stockholder; therefore all items of income, deduction and tax credit flow through to the stockholder and are not taxed at the corporate level, but at the stockholder level.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. We have determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

Advertising

The Company's policy is to expense advertising costs as the costs are incurred.

Subsequent events

In accordance with FASB ASC Topic 855, subsequent events (after December 31, 2013) have been evaluated through February 5, 2014, which is the date the financial statements were available to be issued.

2. Accounts receivable

Accounts receivable of $4,464 for 2013 and $4,956 for 2012, were all current and are comprised of commissions due on the sale of mutual funds and fee income.

The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

3. Investments

The carrying value and estimated fair value of marketable securities available for sale at December 31, 2013 is as follows:

	Carrying Value	Fair Value	Unrealized Loss
Municipal bonds	$ 36,831	$ 31,711	$ (5,120)

4. **Fair value measurements**

In accordance with generally accepted accounting principles, the Company adopted provisions of *Fair Value Measurements and Disclosures* (ASC Topic 820), which establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation methodologies used for assets measured at fair value.

Municipal bonds – valued at the net asset value ("NAV") of shares held at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes their valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Municipal bonds	$ 31,711	$ --	$ --	$ 31,711

The following table sets forth by level, within the fair value hierarchy, the assets at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Municipal bonds	$ 37,769	$ --	$ --	$ 37,769

5. **SEP pension plan**
The Company has set up a SEP pension plan, which covers all employees who meet the plan's eligibility requirements. SEP expense for the years ended December 31, 2013 and 2012 was $1,200 and $850, respectively.

6. **Net capital**
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2013 and 2012, the Company had net capital of $31,796 and $35,120, respectively, which was $26,796 and $30,120 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.18641 to 1 and 0.18482 to 1 as of December 31, 2013 and 2012, respectively.

7. **Commitments**
The Company rents office space month to month in East Northport, New York at the rate of $500 per month from a shareholder of the Company. The total rent expense for the years ended December 31, 2013 and 2012 was $6,000, respectively.

Supplementary Information

INVESTORS PLANNING SERVICES, CORP.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2013	2012
Net capital		
Total stockholders' equity	$ 38,788	$ 43,751
Deductions:		
Non-allowable assets:		
Accounts receivable	4,031	4,364
Other assets	741	1,623
	4,772	5,987
Net capital before haircuts on security positions		
(tentative net capital)	34,016	37,764
Haircuts on other securities	(2,220)	(2,644)
Net capital	$ 31,796	$ 35,120
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$ 5,852	$ 6,180
Payroll taxes payable	75	311
Total aggregate indebtedness	$ 5,927	$ 6,491
Computation of basic net capital requirement		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 26,796	$ 30,120
Ratio: Aggregate indebtedness to net capital	0.18641 to 1	0.18482 to 1
Reconciliation with company's computation (included in Part IIA of Form X-17A-5)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 31,796	$ 35,120
Net capital per above	$ 31,796	$ 35,120

See accompanying independent auditors' report
and notes to financial statements.

INVESTORS PLANNING SERVICES, CORP.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013 AND 2012

The Company has claimed exemption from Rule 15c3-3 based on the fact they do not carry securities accounts for customers or perform custodial functions relating to customer securities. In the opinion of the management of Investors Planning Services, Corp., the conditions of the Company's exemption from Rule 15c3-3 were complied with throughout the years ended December 31, 2013 and 2012.

See accompanying independent auditors' report
and notes to financial statements.

CAMINITI & COGLIATI, CPAs, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
350 Motor Parkway · Suite 110 · Hauppauge, NY 11788-5101 · (631) 952-2300 · Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

Independent auditors' report on internal control

Mr. Arnold Katz, President
Investors Planning Services, Corp.

In planning and performing our audits of the financial statements of Investors Planning Services, Corp. as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member: New York State Society of Certified Public Accountants / American Institute of Certified Public Accountants
Licensed in New York, Florida and Connecticut

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Financial Industry Regulatory Authority, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Caminiti & Cogliati, CPAs, LLP

Caminiti and Cogliati, CPAs, LLP

Hauppauge, New York
February 5, 2014

INVESTORS PLANNING SERVICES, CORP.

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